

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2022

Dennis L. Higgs
President
Austin Gold Corp.
1021 West Hastings Street, 9th Floor
Vancouver, BC
Canada V6C 0C3

Austin Gold Corp.

> **Re: Austin Gold Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 11, 2022**
> **File No. 333-260404**

Dear Mr. Higgs:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed February 11, 2022

Description of Capital Stock, page 75

1.   We note that Section 5(e) of your form of common stock purchase warrant filed as Exhibit 4.3 provides that each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant (whether brought against a party to the warrant or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York; and that each party further submits to the exclusive jurisdiction of the state and federal courts sitting in

the City of New York, Borough of Manhattan for the adjudication of any dispute in connection with any transaction contemplated under the warrant. Please disclose such provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in Exhibit 4.3 states this clearly.

2. We note the fee-shifting provision set forth in Section 5(e) of your form of common stock purchase warrant. Please disclose such provision in your prospectus, including disclosure of the types of actions covered by the provision, and state whether you intend to apply the provision to claims under the federal securities laws. Also disclose the level of recovery required by the plaintiff to avoid payment. In addition, please disclose who is subject to the provision and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please include risk factor disclosure that the provision could discourage security holder lawsuits that might otherwise benefit the company and its security holders.

3. We note that the form of warrant agreement filed as Exhibit 4.4 provides that each of the parties to the agreement waives the right to a trial by jury in any action or proceeding arising out of or relating to the warrant agreement. We also note that such provision is not disclosed in your prospectus. Please revise to clarify whether such jury trial waiver applies to holders of the warrants. If so, describe such provision in your prospectus and also disclose whether the provision applies to federal securities law claims. If the provision applies to holders of the warrants and also applies to federal securities law claims, please include related risk factor disclosure, address in your disclosure any question regarding whether or not a court would enforce the provision, and state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If the provision does not apply to federal securities law claims, please ensure that the warrant agreement states this clearly.

General

4. We note that you have not filed a revised underwriting agreement in connection with the revision to your offering to now offer units, with each unit consisting of one common share and one warrant to purchase one common share. Please file a revised underwriting agreement or advise.

5. We note that the warrants included in the units will be exercisable at a per share exercise price equal to the public offering price of one common share. We note also that the aggregate exercise price of the warrants reflected in your fee table assumes an initial public offering price of $5.00 per unit (which is the mid-point of the $4.00 to $6.00 price range disclosed on your prospectus cover page). As such, it does not appear that the fee table covers the entire amount of common stock underlying the warrants. Please revise or advise.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Brenkert